December 5, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attention: Emily Rowland

Re: BNY Mellon Municipal Funds, Inc. (the "Registrant")

File Nos. 811-06377 and 333-275291

Withdrawal of N-14 Withdrawal Request

Ladies and Gentlemen:

The Registrant requests withdrawal of the Form AW filed with the Securities and Exchange Commission via EDGAR Accession No. 0000878092-23-000015 (the "Form AW") on December 4, 2023, which requested the withdrawal of Form N-14, the Registrant's Registration Statement under the 1933 Act (the "Registration Statement") which was filed with the Commission via EDGAR Accession No. 0000878092-23-000012 on November 3, 2023.

The Form AW was inadvertently filed instead of a Form RW. The Registrant will submit a new RW filing requesting that the Commission grant withdrawal of the Registration Statement.

Please direct any questions regarding this matter to David Stephens of Proskauer Rose LLP at 212.969.3357.

Sincerely,

/s/ James Bitetto

James Bitetto

Vice President and Secretary

cc: David Stephens